PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated December 6, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-275578

Longeveron Inc.

501,821 Shares of Class A Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated December 6, 2023 (the “Original Prospectus”), contained in our Registration Statement on Form S-1, effective as of November 21, 2023 (Registration No. 333-275578), relating to the offering on a resale basis of up to 501,821 shares of Class A common stock, par value $0.001 per share (the “Common Stock”), issuable upon exercise of the Private Placement Warrants held by the Selling Stockholders, of which (i) up to 242,425 shares are issuable upon the exercise of the Series A Warrants issued to the Purchaser upon the closing of the Private Placement; (ii) up to 242,425 shares are issuable upon the exercise of the Series B Warrants issued to the Purchaser upon the closing of the Private Placement; and (iii) 16,971 shares are issuable upon exercise of the Placement Agent Warrants issued to Wainwright, or its designees, pursuant to the terms of the Engagement Letter. Certain of the Private Placement Warrants have been amended as described below under “Amendments to Existing Warrants.”

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement the Original Prospectus from time to time by filing amendments or supplements as required. You should read the entire Original Prospectus and any amendments or supplements carefully before you make an investment decision.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “LGVN.” On April 9, 2024, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $2.14 per share. On March 26, 2024, we effected a one-for-ten reverse stock split (the “Reverse Split”) of our Common Stock and Class B Common Stock. The Reverse Split reduced the aggregate number of outstanding shares of Common Stock on a pre-reverse split basis from 10,342,760 to 1,101,254 on a post-reverse split basis, and the aggregate number of outstanding shares of Class B common stock from 14,839,993 on a pre-reverse split basis to 1,484,005 on a post-reverse split basis. The number of authorized shares of the Company’s capital stock remains unchanged at 105,000,000 shares, consisting of 84,295,000 shares of Common Stock, 15,705,000 shares of Class B common stock and 5,000,000 shares of preferred stock.

Unless otherwise noted, the share numbers appearing in this prospectus supplement, including those as of dates prior to the completion of the Reverse Split, have been adjusted to give effect to the Reverse Split, however, our annual, periodic and current reports, and all other information and documents incorporated by reference into this prospectus supplement that were filed prior to March 19, 2024, do not give effect to the Reverse Split.

This prospectus supplement is not complete without the Original Prospectus. This prospectus supplement should be read in conjunction with the Original Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Original Prospectus. Please keep this prospectus supplement with your Original Prospectus for future reference.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Original Prospectus for a discussion of applicable information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

AMENDMENTS TO EXISTING WARRANTS

This prospectus supplement is being filed to disclose the following:

In connection with an offering to close on April 10, 2024, the Company entered into an agreement with a holder (the “Holder”) of existing warrants to purchase shares of the Company’s Common Stock to, in consideration for the Holder’s participation in the offering and purchase of securities in the offering, and contingent upon the closing of the offering and the Holder’s participation in the Offering, amend the Holder’s existing warrants to purchase up to (a) 242,425 shares of common stock at an exercise price of $16.50 per share, issued on October 13, 2023 and expiring on April 13, 2029 (the “Series A Warrants”) and (b) 242,425 shares of common stock at an exercise price of $16.50 per share, issued on October 13, 2023 and expiring on April 14, 2025 (the “Series B Warrants” and together with the Series A Warrants, the “Existing Warrants”) to (i) reduce the Exercise Price (as defined in the Existing Warrants) of the Existing Warrants to $2.35 per share and (ii) amend the expiration date of the Series A Warrants to five and one-half (5.5) years following the closing of the Offering and the Series B Warrants to eighteen (18) months following the closing of the Offering, in each case for a payment to the Company of $0.125 per amended warrant, for aggregate gross consideration of $60,606.25, prior to deducting the Placement Agent’s fees (the “Warrant Amendment”). The Warrant Amendment will be effective upon the closing the offering.

The date of this prospectus supplement is April 10, 2024.